Life Insurance Company

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND LIMITED

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) premium deduction for this rider as shown in Section 1 of the policy. This rider may not be issued subsequent to the Date of Issue of the policy.

The Owner under this rider will be the Owner under the policy to which this rider is attached. The Date of Issue of this rider (which is the Date of Issue of the policy), and deduction from premium payments for this rider are as shown in Section 1 of the policy. The Effective Date of this rider is the Date of Issue of the policy.

BENEFIT

We agree, subject to the terms and conditions of this rider and the policy, to pay the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Servicing Office of written notice of surrender from you, if all the following conditions are met:

(a)	your written notice is received at our Servicing Office prior to the death of the Insured, or Surviving Insured if applicable;

(b)	you surrender the policy before the Contingent Deferred Sales Charge is equal to zero;

(c)	such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

(d)	this rider has not terminated under the “Termination” provision below.

Such Enhanced Cash Value benefit shall be equal to the lesser of a) the Account Value less indebtedness and b) the Contingent Deferred Sales Charge applicable on the date of surrender, if any, and shall be payable in addition to the Surrender Value.

EFFECT ON WITHDRAWALS AND LOAN VALUE

The amount available for Withdrawal and the Loan Value of the policy are based on the Surrender Value, and neither will in any way be increased due to this Enhanced Cash Value Rider. The Surrender Value used to calculate any paid up insurance elected pursuant to Section 11 of the Policy will include the Enhanced Cash Value benefit.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

a.	the policy anniversary on which the Contingent Deferred Sales Charge is equal to zero;

b.	the lapse, exchange, or termination of the policy;

c.	absolute assignment of the policy;

d.	death of the Insured, or Surviving Insured if applicable; or

e.	your written request to discontinue this rider.

Signed for the Company at Boston, Massachusetts.

Secretary

01ECVR	NY